EXHIBIT 3

May 21, 2013

The Board of Directors

Le Gaga Holdings Limited

Unit 1105, The Metropolis Tower

10 Metropolis Drive

Hung Hom, Kowloon

Hong Kong

Dear Members of the Board of Directors:

We, Na Lai Chiu (the “Chairwoman”), Shing Yung Ma (the “Founder”) and SC China Holdings Limited, on behalf of funds managed and/or advised by it (together with its and their affiliates, “Sequoia” and, together with the Chairwoman and the Founder, the “Consortium”), are pleased to submit this preliminary non-binding proposal to acquire all of the outstanding shares of Le Gaga Holdings Limited (the “Company”) that are not already directly or indirectly beneficially owned by us in a going private transaction on the principal terms and conditions described in this letter (the “Transaction”). Collectively, the Consortium beneficially owns 1,117,921,001 ordinary shares of the Company, which represents 50.84% of the total outstanding ordinary shares of the Company, as of the date hereof.

We believe that our proposal of US$4.01 in cash per American Depositary Share of the Company (“ADS,” with each ADS representing 50 ordinary shares of the Company), or $0.0802 in cash per ordinary share of the Company, as the case may be, provides a very attractive opportunity to the Company’s shareholders. Our proposal represents a premium of 16.57% over the closing price of the ADSs on May 20, 2013 and a premium of 20.67% over the volume-weighted average closing price of the ADSs during the last 30 trading days.

The terms and conditions upon which we are prepared to pursue the Transaction are set forth below.

1.	Consortium. Members of the Consortium have entered into a consortium agreement dated as of the date hereof, pursuant to which we will form an acquisition company for the purpose of implementing the Transaction and have agreed to work with each other exclusively in pursuing the Transaction.

2.	Purchase Price. The consideration payable in the Transaction will be US$4.01 in cash per ADS and $0.0802 in cash per ordinary share (in each case other than those ADSs or ordinary shares held by members of the Consortium and other shareholders that are expected to be rolled over in connection with the Transaction).

3.	Financing. We have held discussions with financial institutions that have expressed interests in providing financing in connection with the Transaction and are confident that we will secure adequate financing to consummate the Transaction.

4.	Due Diligence. We are ready to move expeditiously to complete the Transaction as soon as practicable and believe that, with the full cooperation of the Company, our financing providers can complete customary legal, financial and accounting due diligence in a timely manner and in parallel with discussions on the Definitive Agreements (as defined below).

5.	Definitive Agreements. We are prepared to promptly negotiate and finalize definitive agreements (the “Definitive Agreements”) in respect of the Transaction. These agreements will provide for representations, warranties, covenants and conditions that are typical, customary and appropriate for transactions of this type. We have engaged Weil, Gotshal & Manges LLP as legal advisor to the Consortium in connection with the Transaction.

6.	Process. Given the involvement of the Chairwoman, the Founder and Sequoia as members of the Consortium in the Transaction, we believe it is prudent and in the best interests of the Company for the Company’s Board of Directors to establish a special committee of independent directors to consider the Transaction (the “Special Committee”). We also expect that the Special Committee would retain independent advisors, including an independent financial advisor, to assist it in its work.

In considering our offer, you should be aware that we are interested only in acquiring the outstanding ordinary shares of the Company that members of the Consortium do not already beneficially own and which are not expected to be rolled over in connection with the Transaction, and that we do not intend to sell our stake in the Company to a third party.

7.	Confidentiality. We will ensure that this letter and the consortium agreement are promptly filed and disclosed to the public in accordance with applicable securities regulations. However, we are sure you will agree that it is in all of our interests to ensure that we proceed in a strictly confidential manner, unless otherwise required by law, until we have executed the Definitive Agreements or terminated our discussions.

8.	No Binding Commitment. This letter constitutes only a preliminary indication of interest and does not constitute an offer capable of acceptance or any binding commitment with respect to the Transaction. A binding commitment will result only from the execution of the Definitive Agreements, and then will be on terms and conditions provided in such documentation.

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In closing, we would like to express our commitment to working together to bring the Transaction to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact us. We look forward to hearing from you.

Very truly yours,

/s/ Na Lai Chiu
Na Lai Chiu

/s/ Shing Yung Ma
Shing Yung Ma

SC China Holdings Limited

By:	/s/ Kok Wai Yee
Name:	Kok Wai Yee
Title:	Authorized Signatory

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